Katherine R. Kelly Senior Counsel, Corporate Securities

345 Park Avenue Tel 212-546-4852	New York, NY 10154-0037 Fax 212-605-9475
katherine.kelly@bms.com

May 11, 2009

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2008

Filed February 20, 2009

File No. 1-01136

Dear Mr. Riedler:

Following up on our discussion with Suzanne Hayes on Friday, May 8, 2009, we respectfully request additional time to respond to the letter dated April 13, 2009 regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2008.

We had previously indicated that we anticipated providing a response to you by May 11, 2009. We now expect to be in a position to provide a response to you no later than May 14, 2009.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Senior Counsel, Corporate Securities Bristol-Myers Squibb Company